Exhibit 12(b)
PPL ENERGY SUPPLY, LLC AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (Millions of Dollars)

	12 Months Ended March 31,	12 Months Ended December 31,

	2006	2005	2004	2003	2002	2001

Fixed charges, as defined:
Interest on long-term debt	$261	$259	$255	$149	$169	$36
Interest on short-term debt and other interest	20	26	23	25	52	33
Amortization of debt discount, expense and premium - net	6	7	(6)	31	9	2
Estimated interest component of operating rentals	15	15	17	31	21	19
Preferred securities distributions of subsidiaries on a pre-tax basis				8	12

Total fixed charges	$302	$307	$289	$244	$263	$90

Earnings, as defined:
Net income (a)	$681	$608	$673	$733	$515	$168
Preferred security dividend requirement				5	8
Less undistributed income (loss) of equity method investments	(15)	(14)	(13)	(15)	(22)	20

	696	622	686	753	545	148
Add:
Income taxes	116	75	207	194	270	274
Total fixed charges as above (excluding capitalized interest and preferred security distributions of subsidiaries on a pre-tax basis)	291	299	285	230	231	66

Total earnings	$1,103	$996	$1,178	$1,177	$1,046	$488

Ratio of earnings to fixed charges	3.7	3.2	4.1	4.8	4.0	5.4

(a)	Net income excludes minority interest, loss from discontinued operations and the cumulative effects of changes in accounting principles.